[SRZ LETTERHEAD]












                                December 31, 2009



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

                           Re: Robeco-Sage Multi-Strategy TEI Fund, L.L.C. Registration Statement on Form N-2
                                (File numbers not assigned)


Ladies and Gentlemen:

          On behalf of Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's Notification of Registration on Form N-8A, and pursuant to the 1940 Act and the Securities Act of 1933, as amended (the "1933 Act"), the Fund's Registration Statement on Form N-2 (the "Registration Statement"). The applicable filing fee covering the limited liability company interests of the Fund being registered under the 1933 Act has been separately transmitted to the Commission.

          The Registration Statement does not include certain agreements, financial statements and other documents that are required by Form N-2 to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future.

          In addition, we hereby request a limited review of the Fund's prospectus and statement of additional information contained in the Registration Statement. A limited review is warranted because the Fund is virtually identical to Robeco-Sage Triton Fund, L.L.C. (File Nos. 811-21472 and 333-141079) (which is a "registered fund of hedge funds"), except for a slightly different expense structure.


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Securities and Exchange Commission
December 31, 2009
Page 2



          Accordingly, we hope that the staff of the Commission will be able to review the Registration Statement on an expedited basis so as to allow effectiveness of the Registration Statement on or about February 1, 2010.

          Please call me at 212-756-2131 with any comments on the Registration Statement or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.

                                                     Very truly yours,


                                                     /s/ George M. Silfen
                                                     ---------------------------
                                                     George M. Silfen